Yukon-Nevada Gold Corp. Comments on Unusual Trading Activity

Vancouver, BC – May 5, 2011 – Yukon-Nevada Gold Corp. (TSX: YNG) (Frankfurt Xetra Exchange: NG6) reports that there have been no material changes to its operations or its business affairs, and the Company is not aware of any undisclosed developments that would account for the unusual trading activity of its shares on May 3, 2011.

The Company is actively pursuing various forms of financing to fund the capital budget requirements for Jerritt Canyon, its gold producing property in Nevada, and is in an advanced stage of negotiations with financial institutions. The Company anticipates being in a position to disclose the results of these negotiations in the near future.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

Axino AG
Wolfgang Seybold
President and CEO
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

If you would like to receive press releases via email please contact nicole@yngc.ca and specify “Yukon-Nevada Gold Corp. releases” in the subject line.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.